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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 11-K

(Mark one)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 COMMISSION FILE NUMBER 1-11802

                                       OR

/_/ TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE
    ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______________________ TO ______________________



                            QUEBECOR WORLD (USA) INC.
                   (FORMERLY KNOWN AS WORLD COLOR PRESS, INC.)

                                  401 (K) PLAN

                            QUEBECOR WORLD (USA) INC.
                          THE MILL, 340 PEMBERWICK ROAD
                          GREENWICH, CONNECTICUT 06831
                    (Address of principal executive offices)

                                  203-532-4200
              (Registrant's telephone number, including area code)


================================================================================

    QUEBECOR WORLD (USA) INC.
    401(k) PLAN

    INDEPENDENT AUDITORS' REPORT

    FINANCIAL STATEMENTS
    Years Ended December 31, 2001 and 2000
    SUPPLEMENTAL SCHEDULE
    Year Ended December 31, 2001

QUEBECOR WORLD (USA) INC. 401(k) PLAN


TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------

                                                                                                   PAGE
INDEPENDENT AUDITORS' REPORT                                                                         1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000
   AND FOR THE YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits                                                   2

   Statements of Changes in Net Assets Available for Benefits                                        3

   Notes to Financial Statements                                                                    4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

   Schedule H, Part VI, Line 4i - Schedule of Assets Held for Investment Purposes                    8

SIGNATURES                                                                                           9

CONSENT OF INDEPENDENT AUDITORS                                                                      10


INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
Quebecor World (USA) Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Quebecor World (USA) Inc. 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP
New York, New York
June 14, 2002

QUEBECOR WORLD (USA) INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                           2001             2000

INVESTMENTS AT FAIR VALUE             $510,066,403     $270,032,343

CASH                                        17,456                6

PARTICIPANT LOANS                       33,494,305       15,974,516

RECEIVABLES:
  Employer contributions                 1,394,623               --
  Employee contributions                     3,585               --
                                      ------------     ------------

                                         1,398,208               --
                                      ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS     $544,976,372     $286,006,865
                                      ============     ============


See notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                            2001                2000

ADDITIONS:
  Investment income (loss):
    Dividends                          $  16,593,706      $  17,023,840
    Net depreciation in fair value       (45,029,390)       (22,311,334)
                                       -------------      -------------

           Total investment loss         (28,435,684)        (5,287,494)
                                       -------------      -------------

  Contributions:
    Employer                              15,694,740          2,922,794
    Employee                              45,415,363         24,611,582
                                       -------------      -------------

           Total contributions            61,110,103         27,534,376
                                       -------------      -------------

  Assets merged into plan                272,373,260         19,416,412
                                       -------------      -------------

           Total additions               305,047,679         41,663,294
                                       -------------      -------------

DEDUCTIONS:
  Benefits paid to participants          (45,938,833)       (30,464,958)
  Transaction charges                       (139,339)          (109,932)
                                       -------------      -------------

           Total deductions              (46,078,172)       (30,574,890)
                                       -------------      -------------

NET INCREASE IN NET ASSETS               258,969,507         11,088,404

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                      286,006,865        274,918,461
                                       -------------      -------------

  End of year                          $ 544,976,372      $ 286,006,865
                                       =============      =============


See notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following is a general description of the Quebecor World (USA) Inc. 401(k) Plan (the "Plan"). Employees should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan that was established on July 1, 1991. The purposes of the Plan are to help provide non-unionized and members of a participating bargaining unit ("PBU") of Quebecor World
      (USA) Inc. (the "Company" and "Sponsor") and its affiliates with benefits for their retirement, to enable them to share in the profits of the Company and to provide them with an opportunity to obtain an indirect ownership interest in the Company. Non-union, full-time permanent employees are eligible to participate in the Plan following the completion of one hour of service and upon attaining the age of 18 and non-union, part-time employees can participate following the completion of 1,000 hours of service or one year service, whichever comes first and upon attaining the age of 18. PBU employees shall become eligible on the entry date on which the employee satisfies the eligibility requirements set forth in the collective bargaining agreement in question. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company is the administrator of the Plan. Putnam Investments is the trustee and custodian of the Plan's investments.

      PLAN MERGERS - The following Plan mergers occurred during the years ended December 31, 2001 and 2000, respectively.

      On January 1, 2001, the Quebecor Deferred Compensation Savings Plan and the Quebecor Defined Contribution Plan merged into the Plan. On July 1, 2001, the Quebecor World Pendell Inc. Profit Sharing Plan merged into the Plan. On December 20, 2001, the Retail Printing Corporation 401(k) Plan merged into the Plan.

      On October 3, 2000, the Quebecor/Sayers Associates' 401(k) Plan merged into the Plan.

      All active participants in those plans automatically became participants of the Plan on the respective merger date. Participants should refer to the Plan document for more complete information.

      CONTRIBUTIONS - Each year non-union participants may contribute up to 15% of pre-tax annual compensation subject to certain limitations, as defined in the Plan. Members of a PBU may contribute as permitted by the collective bargaining agreement applicable to the employee. Non-union employees will have an employer match equal to 50% of the employees pre-tax contribution, up to a maximum contribution of $1,500 per plan year. Members of a PBU will have an employer match equal to the amount set forth in the collective bargaining agreement applicable to the employee.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and the funds' earnings in which the participant elects to participate. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

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      VESTING - Participants hired on or after January 1, 2001 will become 100%
      vested after three years of service. Participants will automatically become 100% vested if they reach age 59-1/2, die, or become permanently disabled while employed with the Company or its participating affiliates. Participants hired before January 1, 2001, will become vested according to their respective merged plan's vesting schedules, which range from one to five years, as described in the Plan document.

      FORFEITURES - Upon termination of service of a participant prior to full vestiture, the non-vested portion of the Company's contribution is forfeited and used to pay plan expenses and/or applied to reduce future employer contributions.

      INVESTMENT ELECTIONS - Participants may direct the investment of all contributions made to their account balance in any combination of the investment options available, in increments of 1%. Participants may change both their contribution percentage and investment options at any point in time. The investment options available to participants as of December 31, 2001 consisted of the following:

            NEUBERGER & BERMAN GENESIS TRUST - Funds are invested primarily in stocks of companies with small market capitalizations.

            SIGNATURE STABLE VALUE FUND - Funds are invested in a diversified portfolio of high quality investment contracts in order to preserve principal and achieve high current income.

            PUTNAM S&P 500 INDEX FUND - Funds are invested in stocks that comprise the Standard & Poor's 500 Composite Stock Price Index either directly or through collective investment trusts.

            QUEBECOR WORLD INC. STOCK FUND - The fund invests in the subordinate voting shares of Quebecor World Inc.

            JANUS WORLDWIDE FUND - The fund invests primarily in common stocks of foreign and domestic companies.

            PIMCO TOTAL RETURN FUND - Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities.

            PUTNAM ASSET ALLOCATION GROWTH FUND - Designed to meet the needs of investors who are willing to accept a higher degree of risk and have long-term investment goals.

            PUTNAM ASSET ALLOCATION BALANCED FUND - Designed to meet the needs of investors who are willing to accept a moderate level of risk on their portfolio.

            PUTNAM ASSET ALLOCATION CONSERVATIVE FUND - Designed to meet the needs of investors who are willing to accept a reduced potential for growth in exchange for less risk.

            PUTNAM OTC EMERGING GROWTH FUND - Invests primarily in common stocks of small to midsize companies traded on the over-the-counter market and on national exchanges.

            PUTNAM INTERNATIONAL GROWTH FUND - Funds are invested in a diversified portfolio of stock of companies located mainly outside of the United States.

            PUTNAM INVESTORS FUND - Invests primarily in "blue chips," the stocks of large, well-established companies selected from a broad range of industries.

            PUTNAM VISTA FUND - Invests mostly in the stocks of midsize companies.

            FIDELITY EQUITY INCOME FUND - Invests primarily in out-of-favor stocks with above average dividend yields.

      PARTICIPANT LOANS - Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions, in accordance with interest rates of one percent plus prime established by the Plan. Loan transactions are treated as a transfer between the investment fund and the loan fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ACCOUNTING BASIS - The Plan's financial statements are prepared on the accrual basis of accounting.

      INVESTMENT VALUATION - Investments of the Plan are carried at fair value, which is market value for all investment accounts. Participant loans are valued at cost which approximates fair value.

      CONTRIBUTIONS - Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are recorded at the same time as the participant contributions in accordance with the Plan agreement.

      BENEFITS - Benefit claims are recorded by the trustee when they have been approved for payment and paid by the Plan.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      RECLASSIFICATIONS - Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.    INVESTMENTS EXCEEDING 5% OF NET ASSETS

      The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000, respectively:

                                                     2001              2000

      Neuberger & Berman Genesis Trust          $ 31,041,706     $ 18,530,409
      Signature Stable Value Fund                170,015,605       60,504,859
      Putnam S&P 500 Index Fund                   60,496,151       29,841,354
      Putnam Asset Allocation Balanced Fund       44,832,939       18,695,115
      Putnam International Growth Fund                    --       18,432,933
      Putnam Investors Fund                       36,284,618       48,560,430
      Fidelity Equity Income Fund                 86,870,961       50,412,970
      Participant Loans                           33,494,305       15,974,516

4.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated September 6, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are in funds managed by Putnam Investments, the Plan trustee. In addition, the Plan invests in the subordinate voting shares of Quebecor World Inc., the parent of the Sponsor, through the Quebecor World Inc. Stock Fund as well as participant loans. These transactions qualify as party-in-interest transactions.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will receive a distribution in accordance with the terms and conditions of the Plan agreement.

                                     ******


                                                                                                                  EIN: 37-1167902
                                                                                                                  PN: 005

QUEBECOR WORLD (USA) INC. 401(k) PLAN

SCHEDULE H, PART VI, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
---------------------------------------------------------------------------------------------------------------------------------

(a)                        (b)                                                (c)                          (d)          (e)
               IDENTITY OF ISSUE, BORROWER,                              DESCRIPTION OF                    COST       CURRENT
                 LESSOR, OR SIMILAR PARTY                                  INVESTMENT                                  VALUE

*          Putnam Fiduciary Trust Company                  Neuberger & Berman Genesis Trust                 **      $ 31,041,706
*          Putnam Fiduciary Trust Company                  Signature Stable Value Fund                      **       170,015,605
*          Putnam Fiduciary Trust Company                  Putnam S&P 500 Index Fund                        **        60,496,151
*          National Financial Services Corporation         Quebecor World Inc. Stock Fund                   **         3,675,866
*          Putnam Fiduciary Trust Company                  Janus Worldwide Fund                             **        21,472,172
*          Putnam Fiduciary Trust Company                  Pimco Total Return Fund                          **        20,954,448
*          Putnam Fiduciary Trust Company                  Putnam Asset Allocation Growth Fund              **         1,030,870
*          Putnam Fiduciary Trust Company                  Putnam Asset Allocation Balanced Fund            **        44,832,939
*          Putnam Fiduciary Trust Company                  Putnam Asset Allocation Conservative Fund        **           948,897
*          Putnam Fiduciary Trust Company                  Putnam OTC Emerging Growth Fund                  **        12,617,183
*          Putnam Fiduciary Trust Company                  Putnam International Growth Fund                 **        14,382,217
*          Putnam Fiduciary Trust Company                  Putnam Investors Fund                            **        36,284,618
*          Putnam Fiduciary Trust Company                  Putnam Vista Fund                                **         5,442,770
*          Putnam Fiduciary Trust Company                  Fidelity Equity Income Fund                      **        86,870,961
*          Putnam Fiduciary Trust Company                  Cash                                             **            17,456
*          Participant Loans                               Participant Loans                                **        33,494,305
                                                                                                                    ------------

           TOTAL INVESTMENTS                                                                                        $543,578,164
                                                                                                                    ============

*          Party-in-interest as defined by ERISA.

**         In column (d), cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           QUEBECOR WORLD (USA) INC. 401(K) PLAN

Date:  July 1, 2002                            By:    /s/ SHARI DAVIDSON
                                                  ------------------------------
                                                      Shari Davidson
                                                      Plan Administrator